Exhibit 99.1

TOP IMAGE SYSTEMS LTD.
1 B.S.R. Tower, 2 Ben Gurion St.
Ramat Gan
Israel
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
November 26, 2009

        Notice is hereby given that the Annual General Meeting (the “Meeting”) of the shareholders of Top Image Systems Ltd. (the “Company”) will be held at the Company’s offices at 1 B.S.R. Tower, 2 Ben Gurion St., Ramat Gan, Israel, on November 26, 2009 at 10 a.m. (local time) for the following purposes:

(1)	To elect four directors for the coming year.

(2)	To approve the terms of compensation of three of the Company’s directors and the grant of options to all directors.

(3)	To approve the terms of compensation of the Company’s Chief Executive Officer for 2009 and 2010 and a bonus for 2008.

(4)	To approve the terms of compensation of the active chairman of the Company’s board of directors (the “Board of Directors”) for 2009 and 2010.

(5)	To extend the appointment of Kost, Forer & Gabbay as the independent public accountants of the Company until the next annual general meeting of the Company and to authorize the Board of Directors to determine the remuneration of such auditors in accordance with the volume and nature of their services, subject to the approval of the audit committee of the Company (the “Audit Committee”).

(6)	To review the Company’s consolidated Financial Statements for the year ended December 31, 2008.

        Only shareholders of record at the close of business on October 22, 2009 (the “Record Date”) will be entitled to receive notice of and to vote at the Meeting and any adjournments thereof (“Shareholders”).

Review of Documents

        Prior to the Record Date, the Company published a press release which is available on the website of the U.S. Security and Exchange Commission (the “Commission”) at http://www.sec.gov, on the Israel Securities Authority’s website at http://www.magna.isa.gov.il, on the Tel Aviv Stock Exchange site http://www.tase.co.il (both, the “Distribution Sites”) and on the Company’s website at www.TopImageSystems.com and made this notice and proxy statement available on the Distribution Sites, together with related proxy card and financial statements for the year ended on December 31, 2008. Shareholders also may review a copy of all the abovementioned documents at the Company’s offices at the address stated above during regular working hours and subject to prior appointment (Tel: +972-3-7679100). Shareholders are entitled to receive a copy of the proxy statement, the proxy card, all position notices and the annual report at their request from the Company.

        Each member of the Tel Aviv Stock Exchange (“TASE”) will email, without charge, a link to the Distribution Sites, to each Shareholder who is not listed in the Company’s shareholder register and whose shares are held through the TASE member, unless he or she notified the TASE member that he or she is not interested in receiving such link or wishes instead to receive the proxy statement, the proxy card and the position notices by regular mail in consideration of mailing costs.

Voting

        Shareholders who do not expect to attend the Meeting in person are requested to print out, mark, date and sign the proxy card posted with the proxy statement and mail it as promptly as possible to the Company’s above-listed address. A Shareholder may also choose to mark, date, sign and mail the proxy card received by mail.

        Shareholders who hold their shares through members of the TASE who wish to vote their shares, in person or by proxy, should obtain a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 2000, as proof of ownership of the shares, present such certificate at the Meeting or attach it to a duly executed proxy card. Such certification may be obtained at the TASE member’s offices or may be sent to the Shareholder by mail (subject to payment of the cost of mailing), at the election of the Shareholder, provided that the Shareholder’s request was with respect to a specific securities account.

Submission of Proxy Card

        A duly executed proxy card must be received by the Company no later than November 23, 2009 10:00 a.m. (Israel time), i.e. 72 hours before the Meeting, in order to be counted in the vote to be held on the Meeting.

Submission of Position Notices

        A Shareholder of the Company may address the other Shareholders in writing through the Company in an attempt to influence the manner in which the Shareholders will vote with regard to any proposal. Position notices must be submitted to the Company no later than the close of business on November 1, 2009. Any position notice submitted to the Company at a later date will be ignored.

Voting through Agent; No Internet Voting

        A Shareholder may appoint a voting agent to vote in his or her place by way of signing a writ of appointment in accordance with the Company’s Articles of Association.

        The Company does not allow voting through the Internet.

By Order of the Board of Directors TOP IMAGE SYSTEMS LTD. Izhak Nakar Active Chairman of the Board of Directors

Date: October 15, 2009

PROXY STATEMENT

TOP IMAGE SYSTEMS LTD.

1 B.S.R. Tower, 2 Ben Gurion St.
Ramat Gan
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

November 26, 2009

        By this proxy statement (the “Proxy Statement”), the Board of Directors (the “Board of Directors”) of Top Image Systems Ltd. (the “Company”) hereby solicits a proxy for use at the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held at the Company’s offices at 1 B.S.R. Tower, 2 Ben Gurion St., Ramat Gan, Israel on November 26, 2009 at 10:00 a.m. (Israel time), or at any adjourned date thereof.

VOTING PROCEDURES

        Shareholders who are unable to attend the Meeting in person should print out, mark, date and sign the proxy card (the “Proxy Card”) posted on the Distribution Sites (defined herein) together with the notice of Annual General Meeting of Shareholders (the “Notice”) and this Proxy Statement and mail it as promptly as possible to the Company as specified in the Notice. A Shareholder who receives a Proxy Card by mail may complete, date and sign the Proxy Card and return it to the Company in a pre-addressed envelope which is included in the mailing. A Shareholder who holds its shares in “street name” (meaning in the name of a bank, broker or other record holder), must either direct the record holder of its shares on how to vote such shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares. The Proxy Card and these proxies will also serve as a voting deed (ktav hatzba’a) as such term is defined under the Israeli Companies Law of 1999 (the “Companies Law”).

        Upon the receipt of a properly executed Proxy Card, no later than November 23, 2009 10:00 a.m. (Israel time), i.e. 72 hours before the Meeting and, if shares are held through a member of TASE, the proper proof of ownership as described in the Notice, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekel (“NIS”) 0.04 of the Company, (the “Ordinary Shares”) covered thereby in accordance with the directions of the Shareholders executing the Proxy Card. In the absence of such instructions, the Ordinary Shares represented thereby will be voted in favor of each of the proposals discussed in this Proxy Statement and for each of the nominees for Directors set forth herein. Abstentions will be deemed as neither a vote “FOR” nor “AGAINST” a proposal, although they will be counted in determining whether a quorum is present.

        The proxy solicited hereby may be revoked, no later then 24 hours prior to the Meeting, by delivering a written revocation to Ms. Gili Shalita, interim CFO of the Company. Such Proxy revoking Shareholder may vote by attending the Meeting. Directors, officers and employees of the Company may also solicit proxies by telephone, fax, email and personally. Brokers, custodians and fiduciaries may be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company may reimburse them for their reasonable out-of-pocket costs.

        Except with regard to Position Notices described below, the Company will bear the cost of the preparation and publication of its proxy materials and the solicitation of proxies.

SHAREHOLDERS’ POSITION NOTICES

        The Companies Law provides that, with regard to those matters that may be voted upon by proxy, the Board of Directors or any Shareholder of the Company may address the Shareholders in writing through the Company in an attempt to influence the manner in which the Shareholders will vote (a “Position Notice”). Any Shareholder who desires to submit a Position Notice, must submit it to the Company no later than the close of business in Israel on November 1, 2009. The Company may respond to such Position Notices no later than November 14, 2009.

        The Company will publish all Position Notices which have been submitted in a timely manner available to the public through the following websites: http://www.tase.co.il., http://www.magna.isa.gov.il and http://www.sec.gov (the “Distribution Sites”). Copies of such Position Notices may also be obtained for no charge at the Company’s offices (at the address listed at the beginning of this Proxy Statement). The Company will also send to each record holder a copy of each Position Notice timely submitted to it no later then November 14, 2009. The Company will be entitled to reimbursement from the Shareholder who provides such Position Notice for the reasonable cost incurred in sending the Position Notice to the Shareholders. In case of a Position Notice sent by Shareholders holding shares of the Company having a value of NIS 10,000 or more, (determined according to the closing price of the Ordinary Shares on the day immediately preceding the Record Date), such fees will not exceed NIS 200 (approximately $53).

INSPECTION OF PROXY CARDS

        One or more Shareholders of the Company’s Ordinary Shares representing five percent or more of the total voting rights of the Company and also one or more holders of such percentage of the voting rights not held by a controlling Shareholder (as defined in Section 268 to the Companies Law) will be entitled to inspect Proxy Cards in accordance with the provisions of Regulation 10 of the Israeli Companies Regulation (Proxy Forms and Position Notices) – 2005.

        As of October 1, 2009, the total number of Ordinary Shares representing 5% of the total number of voting rights of the Company is approximately 466,282 shares.

        As of October 1, 2009, the total number of Ordinary Shares representing 5% of all voting rights of the Company not held by a controlling Shareholder as set forth above is approximately 323,318 shares.

RECORD DATE, QUORUM AND REQUIRED MAJORITY

        Only holders of record of Ordinary Shares at the close of business on October 22, 2009 (the “Record Date” and such holders, “Shareholders”) are entitled to notice of, and to vote at, the Meeting. On October 1, 2009, 9,325,638 Ordinary Shares were outstanding and entitled to vote. Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting. All of the Shareholders of the Company have the same voting rights.

        The attendance at the Meeting of two or more Shareholders, personally, by their representatives or by proxy, who hold 33 1/3% of the voting power of the Company will constitute a quorum for the Meeting. If no quorum is present within a half hour after the time appointed for the holding of the Meeting, the Meeting will stand adjourned to the same day in the following week, at the same time and place, with no need for any notice to the Shareholders. If there is no quorum present at a postponed meeting, the meeting may be postponed to another date.

        The resolutions set forth in this Proxy Statement require a simple majority the total number of votes cast at the meeting, whether such votes cast are in person or by proxy.

PRINCIPAL SHAREHOLDERS

        The following table shows as of October 1, 2009, certain information as to the Ordinary Shares held by (i) each person who based, among other things, on Schedule 13G filings made with the Commission, or on information provided by such person is known to the Company to be the beneficial owner of more than 5% of the Ordinary Shares then outstanding and (ii) all Directors and officers as a group.

Name	Number of Shares Beneficially Owned		Percentage of Shares(4)

Izhak Nakar	1,718,012	(1)	18.2%

Ido Schechter	620,281		6.5%

Skiritai Capital LLC	1,237,367		13.3%

Intana Management, LLC	886,621	(2)	9.5%

All executive officers and directors as a group	2,878,726	(3)	29.4%

(1)	Including 1,562,735 Ordinary Shares of Nir 4 You Technologies Ltd., an Israeli company beneficially owned by Mr. Nakar.

(2)	Including 873,401 Ordinary Shares held by Intana Capital Master Fund Ltd.

(3)	Includes 1,718,012 Ordinary Shares beneficially owned by Izhak Nakar and 620,281 Ordinary Shares beneficially owned by Ido Schechter.

(4)	The percentage of shares is calculated by dividing the number of shares that an individual owns and the number of shares an individual has the right to acquire within 60 days, with the sum of the number of the outstanding shares of the Company and the number of shares that such individual has the right to acquire within 60 days.

REPORTING REQUIREMENTS

        The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. The Company’s filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. The Company’s filings are also available to the public on the Commission’s website at http://www.sec.gov.

        As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of the Notice and this Proxy Statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

PROPOSALS ON THE AGENDA OF THE MEETING

1.	PROPOSAL TO ELECT DIRECTORS

The Board of Directors has unanimously recommended the persons named below for election as Directors to serve until the next annual general meeting of the Shareholders.

The following table provides certain relevant information concerning the nominees, including their principal occupations during the past five years and backgrounds:

Nominee	Age	Principal Occupation and Background

Izhak Nakar	57	Izhak Nakar founded the Company, served as its Chief Executive Officer and active chairman from inception until December 2001 and has continued to serve on the Board of Directors as its active chairman since then. Mr. Nakar co-founded several technology companies including the Company and TopGuard (acquired by Elron Software NASDAQ:ELRN), e-Mobilis and has founded Anir Vision and NIR 4 YOU TECHNOLOGY. Mr. Nakar served in the Israel Air Force from 1970 to 1987, where he led various large-scale, highly technical development projects, including leading a development team that worked in cooperation with the U.S. Air Force. He received his B.Sc. in Computer Science from Bar Ilan University in 1982, and an MBA from Bar Ilan University in 1984. Mr. Nakar is a recipient of the "Israel Defense Award," bestowed annually by the President of Israel for the development of high-tech systems in the field of intelligence for the Israeli Defense Forces. He also received the "Man of the Year Award" in Business and Management (`95-'96) in recognition of his business accomplishments and contributions to the growth and development of Israeli high-tech companies. In addition, in 2004, Mr. Nakar was elected a member of the Board of Israel-Japan chamber of Commerce.

Elie Housman	72	Elie Housman has been a Director of the Company since May 2000 and a member of the Company's audit committee (the "Audit Committee") since 2002. At present, Mr. Housman is a director of ICTS International, N.V., a prominent public aviation security company and Bartech Systems International, Inc., which is a privately held company in the United States. In the past, Mr. Housman was co-owner of AP Parts, a $250 million automotive parts manufacturer and the chairman of Novo Plc. of London, a leading company in the broadcast storage and services industry. Mr. Housman will serve as a Director possessing financial and accounting expertise as determined by the Company following Section 92(a)(12) of the Companies Law.

Dr. Ido Schechter	49	Dr. Ido Schechter has been the CEO of the Company since January 2002. From January 2001 until he became CEO, Dr. Schechter was Vice President of the Company's ASP2, an initiative of the Company to offer data collection services via the Internet, using the eFLOW platform solution. Prior to that Dr. Schechter had been the Company's Vice President of Sales since August 1996. From January 1995 until August 1996, Dr. Schechter served as General Manager of Super Image, a former affiliate of the Company, which operated a form processing service bureau. From August 1993 to December 1994, Dr. Schechter oversaw the start-up of automatic form processing services at Israel Credit Cards Ltd. From 1991 to 1993, Dr. Schechter was a research scientist at the Horticultural Research Institute of Ontario, Canada. Dr. Schechter is the recipient of eight honors and scholarships, has published or presented more than twenty-five articles and is a Captain in the Israeli Air Force. Dr. Schechter received his Ph.D. and M.Sc. in Plant Physiology from the University of Guelph in Ontario, Canada and his B.Sc. from the Hebrew University in Israel. Dr. Schechter has served on the Board of Directors since December 2005.

Lyron Bentovim	40	Lyron Bentovim has been a Director since November 2008. Since October 2009, Mr. Bentovim has served as the Chief Operating Officer and the Chief Financial Officer of Sunrise Telecom, a US company engaged in developing test and measurement solutions for telecom networks. Prior to joining Sunrise Telecom, Mr. Bentovim served as a managing member and a portfolio manager for SKIRITAI Capital LLC, an investment advisor based in San Francisco which holds approximately 13.3% of the issued and outstanding capital stock of the Company. He has over 15 years of industry experience, including his experience as a member of the board of directors at Three-Five Systems, Sunrise Telecom, and Argonaut Technologies. Prior to SKIRITAI Capital LLC, Mr. Bentovim served as the President, COO and co-founder of WebBrix Inc. Additionally, Mr. Bentovim spent time as a Senior Engagement Manager with strategy consultancies USWeb/CKS, the Mitchell Madison Group and McKinsey & Company. As a Senior Engagement Manager, Mr. Bentovim advised many Fortune 1000 companies in the financial services, insurance, retail and manufacturing sectors. During his consulting career, Mr. Bentovim assisted companies in exploring and developing solutions in the areas of strategic planning and operational improvements. Mr. Bentovim is experienced in evaluating Global 500 organizations and implementing strategies designed to streamline processes, reduce inefficiencies and achieve significant overhead reductions. Mr. Bentovim has a MBA from Yale School of Management and a Law degree from the Hebrew University in Jerusalem.

        During 2009 to date, the Board of Directors met 5 times and acted 2 times by unanimous written consent. Each of the Directors attended (in person or by proxy) no fewer than 75% of those meetings.

Remuneration of Officers and Directors

        For the year ended December 31, 2008, the compensation paid, and the value of benefits in kind granted, to Dr. Ido Schechter, the Company’s Chief Executive Officer, was $293,000, which was included a base salary of $254,000 and $39,000 paid to provide for automobile allowance, pension, retirement, severance, vacation or similar benefits. The compensation paid to all other persons, as a group, who were, at December 31, 2008, Directors or members of our administrative, supervisory or management bodies during that time was $863,000.

        In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the election of each of the nominees listed below.

        If any of such nominees is unable to serve, the person named in the Proxy Card will vote the shares for the election of such other nominees as Board of Directors may propose. The nominees have advised that they will serve as Directors if elected.

        For each individual nominee to the Board of Directors, the vote will separate.

        RESOLVED, to elect Izhak Nakar, Elie Housman, Ido Schechter and Lyron Bentovim as Directors to serve until the next annual general meeting of the Company.

        The Board of Directors recommends that the Shareholders vote “FOR” the election of each of Izhak Nakar, Elie Housman, Ido Schechter and Lyron Bentovim as Directors to serve until the next annual general meeting of the Shareholders.

2.	PROPOSAL TO APPROVE THE TERMS OF COMPENSATION OF THE DIRECTORS.

        Pursuant to Israeli law, the terms of compensation of members of the board of directors of a publicly traded company require approval of the audit committee, the board of directors and the shareholders of such company. At the recommendation of the Company’s compensation committee (the “Compensation Committee”) the Audit Committee and the Board of Directors has approved the following terms of compensation for the Directors:

A.	Each of Mr. Elie Housman, Mr. Izhak Nakar and Mr. Lyron Bentovim will receive compensation for his service as a member of the Board of Directors, for 2010, in the amount of NIS 15,570 (approximately US$4,097) per year and NIS 3,000 (approximately US$789) for each meeting of the Board of Directors or a committee in which they will participate. This compensation is equal to the compensation received by them during 2009.

B.	Each Director will be granted, for his services as Director during 2009 and 2010, options to purchase Ordinary Shares as provided opposite such Director’s name in the table below:

Name	Number of Shares Subject to the Option

Izhak Nakar	25,000
Ido Schechter	25,000
Lyron Bentovim	25,000
Elie Housman	25,000
Lior Lurye	25,000
Asael Karfiol	14,700

        The options will be subject to the terms of the Company’s 2003 share option plan (the “Plan”) and will be subject to the following vesting schedule:

—	except with respect to the option granted to Mr. Karfiol, options to purchase 12,500 Ordinary Shares will vest and become exercisable on December 31, 2009 and options to purchase the remaining 12,500 Ordinary Shares will vest and become exercisable on December 31, 2010;

—	with respect to the options granted to Mr. Karfiol, options to purchase 2,200 Ordinary Shares will vest and become exercisable on December 31, 2009 and options to purchase the remaining 12,500 Ordinary Shares will vest and become exercisable on December 31, 2010. The grant of the options to purchase 2,200 Ordinary Shares is to equate Mr. Karfiol’s holdings with those granted to Ms. Lior Lurye for the same period. Similarly, in order to equate the terms of the options previously awarded him for 2009 with those of Ms. Lurye, Mr. Karfiol has agreed that the vesting date of those options will be December 31, 2009; and

—	in the event of the sale of all or substantially all the assets or the capital stock of the Company (a “Change of Control”), any unvested portion of the options will vest and become immediately exercisable.

        The exercise price of the options will be $1.30 per Ordinary Share.

        The Audit Committee approved the annual and the per meeting payments to each of Mr. Elie Housman, Mr. Izhak Nakar and Mr. Lyron Bentovim as provided in proposal No. 2A above on October 12, 2009. The Board of Directors approved the annual and the per meeting payments to each of Mr. Elie Housman, Mr. Izhak Nakar and Mr. Lyron Bentovim as provided in proposal No. 2A above on October 12, 2009.

        The Audit Committee approved the grant of options for the Directors as provided in proposal No. 2B above on March 11, 2009. The Board of Directors approved the grant of options for the Directors as provided in proposal No. 2B above on March 12, 2009. With regard to the additional options to Mr. Karfiol for 2009 and the vesting date, on October 12, 2009, the Board detailed the implementation of the resolutions of March 12, 2009.

        RESOLVED, to approve the terms of compensation to each of Elie Housman, Izhak Nakar and Lyron Bentovim of the Directors as provided in proposal No. 2A.

        RESOLVED, to approve the grant of options to Directors as provided in proposal No. 2B.

        The Board of Directors expresses no recommendation as to the vote on the above resolutions.

3.	PROPOSAL TO APPROVE THE TERMS OF COMPENSATION OF DR. IDO SCHECHTER, THE COMPANY’S CHIEF EXECUTIVE OFFICER, FOR 2009 AND 2010 AND A BONUS FOR 2008.

        Dr. Ido Schechter currently serves as both a Director and the Chief Executive Officer of the Company. Pursuant to Israeli law, the terms of compensation of a director of a publicly traded company, including with respect to such director’s services in other positions or capacities, must be approved the audit committee, the board of directors and the shareholders of such company. At the recommendation of the Compensation Committee, the Audit Committee approved and recommended to the Board of Directors to approve and the Board of Directors approved the following terms of compensation for Dr. Schechter:

1.	An annual gross salary of $243,000 for 2009 and $243,000 for 2010 (each, the “Annual Salary”) plus use of a car, managers insurance and an educational fund. Dr. Schechter is entitled to receive severance pay and has various statutory rights. Dr. Schechter has waived and will not be entitled to receive the annual and per meeting payments payable to the other Directors.

2.	In addition to the options granted to all of the Directors for their services in that capacity, Dr. Schechter will be granted options to purchase 80,000 Ordinary Shares (the “Schechter 2009-2010 Options”) under the Plan. Absent a Change of Control, the Schechter 2009-2010 Options shall vest in two equal parts over a period of two years commencing on January 1, 2009, so that 50% of the Schechter 2009-2010 Options shall vest on December 31, 2009 and the remainder shall vest on December 31, 2010. In the event of a Change of Control, any unvested portion of the Schechter 2009-2010 Options shall vest immediately. The exercise price for the Schechter 2009-2010 Options shall be US$1.30 per share.

3.	The payment of a $39,000 cash bonus (an amount equal to 15% of Dr. Schechter’s annual salary for 2008) for his performance in 2008. The bonus is paid in acknowledgement of Dr. Schechter’s contribution to the 2008 financial results of the Company which represent a significant improvement as compared the financial results of prior years.

4.	As further incentive, Dr. Schechter will be entitled, to receive a potential bonus for his work as the Company’s Chief Executive Officer during 2009 and 2010 (each a “Calendar Year”) as follows:

Dr. Schechter shall be entitled to an annual bonus for each Calendar Year in an amount that does not exceed 50% of his annual salary.

i.	Fifty percent of such amount (the “Operating Profit Component”) will be payable if the Company achieves the operating profit forecast in the Company’s approved budget for that Calendar Year (“Approved Budget”). The actual operating profit shall be calculated based on the annual audited financial statements of the Company for that Calendar Year (“Financial Statements”) as approved by the Board, but subject to any relevant adjustments by the Board. The Board of Directors, based on recommendations of the Compensation Committee and the Audit Committee, shall have discretion to approve partial payment of the Operating Profit Component if it believes that such payment is justified based on the performance of the Company even though the operating profit forecast was not achieved.

ii.	Twenty percent of the annual bonus (the “Sales Component”) will be payable if the Company achieves the sales forecast in the Approved Budget for that Calendar Year. Again, the Board of Directors, based on recommendations of the Compensation Committee and the Audit Committee, shall have discretion to approve partial payment of the Sales Component if it believes that such payment is justified based on the performance of the Company even though the sales forecast was not achieved.

iii.	Thirty percent of the annual bonus will be payable at the discretion of the Board after considering the recommendations of the Compensation Committee and Audit Committee based on its review of Dr. Schechter’s performance for that Calendar Year.

        The Audit Committee approved the above terms of compensation to Dr. Schechter on March 11, 2009. The Board of Directors approved the above terms of compensation to Dr. Schechter on March 12, 2009.

        RESOLVED, to approve the terms of compensation of the Company’s Chief Executive Officer for 2009 and 2010 as proposed above.

        The Board of Directors recommends that the Shareholders vote "FOR" the approval of the terms of compensation to Dr. Schechter as set forth in proposal No. 3.

4.	PROPOSAL TO APPROVE THE TERMS OF COMPENSATION OF MR. IZHAK NAKAR, THE COMPANY’S ACTIVE CHAIRMAN OF THE BOARD OF DIRECTORS, FOR 2009 AND 2010.

Izhak Nakar currently serves as a Director and as the active Chairman of the Board of Directors (the “Chairman of the Board”). Pursuant to Israeli law, the terms of compensation of a director of a publicly traded company, including with respect to such director’s services in other positions or capacities, must be approved by the Audit Committee, the Board of Directors and the Shareholders. At the recommendation of the Compensation Committee, the Audit Committee and the Board of Directors have approved the following terms of compensation for Mr. Nakar:

1.	In respect of his facilitation services and other assistance to be rendered to the Company anywhere in the world with a view to expanding the Company’s business worldwide, for each Calendar Year, Mr. Nakar shall be entitled to compensation consisting of a daily fee as approved at the December 20, 2007 annual general meeting.

2.	In respect of assistance with regard to projects outside the ordinary course of business that Mr. Nakar may give to the Company, for each Calendar Year, Mr. Nakar will be entitled to a bonus of a type and at a level to be determined by the Compensation Committee, the Audit Committee and the Board of Directors in their discretion.

3.	Further, in addition to the options granted to all of the directors for their services in that capacity, Mr. Nakar shall be granted options to purchase 80,000 shares of the Company’s ordinary shares (the “Nakar 2009-2010 Options”) under the Plan. Absent a Change of Control, the Nakar 2009-2010 Options shall vest in two equal parts over a period of two years commencing on January 1, 2009, so that 50% of the Nakar 2009-2010 Options shall vest on December 31, 2009 and the remainder shall vest on December 31, 2010. In the event of a Change of Control, any unvested portion of the Nakar 2009-2010 Options shall vest immediately. The exercise price for the Nakar 2009-2010 Options shall be US$1.30 per share.

        The Audit Committee approved the above compensation for the Chairman of the Board on March 11, 2009. The Board of Directors approved the above compensation for the Chairman of the Board on March 12, 2009.

        RESOLVED, to approve the terms of compensation of the Company’s Chairman of the Board for 2009 and 2010 as proposed above.

        The Board of Directors recommends that the Shareholders vote "FOR" the approval of the terms of compensation to Mr. Nakar as set forth in proposal No. 4.

5.	PROPOSAL TO EXTEND THE APPOINTMENT OF THE INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY UNTIL THE NEXT ANNUAL GENERAL MEETING OF THE COMPANY.

        The Board of Directors recommended and upon such recommendation, at the last annual meeting, the Shareholders appointed the accounting firm of Kost, Forer & Gabbay (a member of Ernst & Young Global) as independent certified public accountants of the Company until the next annual general meeting of the Company. Since the Company’s next annual meeting, at which the 2009 financial statements will be reviewed, is expected to convene sometime during 2010, it is proposed to extend the appointment of Kost, Forer & Gabbay until the next annual general meeting of the Company.

        The Shareholders of the Company are requested to adopt the following resolution:

         RESOLVED, to extend the appointment of Kost, Forer & Gabbay as the independent public accountants of the Company until the next annual general meeting of the Company and to authorize the Board of Directors to determine the remuneration of such auditors in accordance with the volume and nature of their services, subject to the approval of the Audit Committee.

        The Board of Directors recommends that the Shareholders vote “FOR” the approval of the extension of the appointment of the independent public accountant of the Company as set forth in proposal No. 5.

6.	REVIEW OF THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

        A copy of the Company’s audited consolidated financial statements for the year ended December 31, 2008 is available on the Company’s website at www.TopImageSystems.com and on the Distribution Sites.

        At the Meeting, the Directors will present the annual report, the audited consolidated financial statements for the year ended December 31, 2008, and the auditor’s report in respect thereof and will answer appropriate questions with regard to them.

        Management is not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

        Shareholders are urged to complete and return their proxies promptly in order, among other things, to insure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.

By Order of the Board of Directors Izhak Nakar Active Chairman of the Board of Directors

Tel Aviv, Israel

Date: October 15, 2009